Exhibit 4.1(b)

Amendment No. 1 to Consulting Agreement

Between Calypte Biomedical Corporation

and George Furla

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and George Furla (“Consultant”) dated November 20, 2002 and is effective as of February 14, 2003.

Whereas, the Company desires to extend the time period during which Consultant will provide services to the Company pursuant to the above referenced Consulting Agreement and Consultant is agreeable to extending the time for providing such services.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The term of Consultant’s Consulting Agreement shall be extended and, by virtue of this Amendment, shall terminate on May 20, 2003 rather than February 20, 2003.

2.	In consideration for the extension of the services to be performed by Consultant, the Company will immediately grant to Consultant a warrant to purchase 3,000,000 shares of the registered common stock of the Company at $0.05 per share, or an aggregate purchase price of $150,000. All compensation pursuant to the Consulting Agreement and this Amendment is fully earned upon execution of this amendment. The warrant is immediately exercisable upon grant and will expire on May 14, 2003.

3.	The Consultant will provide to Calypte’s Executive Chairman a written report of services rendered and results thereof each 90 days of this extended contract within 30 days of the contract’s quarter end.

4.	All other terms and conditions of the Consultant Agreement dated November 20, 2002 remain unchanged.

Consultant:		CALYPTE BIOMEDICAL CORPORATION

By:	/s/ GEORGE FURLA	By:	/s/ RICHARD D. BROUNSTEIN
	George Furla		Richard D. Brounstein Executive Vice President & CFO